UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: Raytheon Company
Incoming letter dated January 3, 2002

Dear Mr. Emmerich:

This is in response to your letters dated January 3, 2002 and January 29, 2002 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden and Veronica G. Chevedden. We also have received a letter on the proponents' behalf dated January 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ray T. Chevedden
Veronica G. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder John Chevedden on behalf of Ray T. Chevedden and Veronica G. Chevedden (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2002 annual meeting of stockholders (the "2002 Annual Meeting").

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit the Proposal because both the Proposal and its supporting statement contain misleading and/or vague statements in violation of Rule 14a-8(i)(3) and for the other reasons set forth below. Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement, for filing pursuant to 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

> **SHAREHOLDER VOTE ON POISON PILLS**
> **ADOPT TOPIC THAT WON 66% OF THE YES-NO VOTE IN 2001**
> Recommend the company not adopt or maintain any poison pill designed to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a majority shareholder vote. This includes, but is not limited to the poison pill that was adopted by the Company in 1997.

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that both the Proposal and the supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992).

The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proposal.

The text of the Proposal reads in part as follows, "Shareholder Vote on Poison Pills: Adopt Topic that Won 66% of the Yes-No Vote in 2001". There are a number of infirmities with this Proposal, however, which would make it impossible for Raytheon's stockholders to determine with any reasonable certainty exactly what actions or measures the proposal requires. In particular:

A. The Proposal recommends that the Company "not adopt or maintain any poison pill . . . Unless such plan or agreement has been previously approved by a majority shareholder vote". This is misleading in a number of respects, not the least of which is that it does not define the key term "poison pill," a term without legal significance and which is susceptible to multiple interpretations. For example, would the Proposal require stockholder approval prior to Raytheon entering into debt obligations that contain a standard repayment covenant on a change of control? Does it apply to stockholder rights plans? If so, does it apply to all stockholder rights plans or only those substantially similar to Raytheon's current stockholder rights plan?

B. The Proposal is also false and misleading as it asserts that the "topic" won "66% of the yes-no vote" in 2001. It is not clear what the Proponent is referring to when he tabulates the "yes-no vote." At the time of the vote, the Company's charter had two classes of common stock, which voted separately on stockholder proposals. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, a similar (although not by any measure identical) proposal received the following vote: "Class A vote was 30,405,650 for and 28,037,703 against, with 956,684 abstentions. The Class B vote was 95,237,351 for and 36,011,663 against, with 2,268,517 abstentions." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions, then the proposal received 52% of the Class A vote and 72.5% of the Class B vote. The Proponent's use of the term yes-no vote is misleading, both in terms of its lack of specificity and also if (as we are assuming) it refers to the percentage of votes in favor to votes against, because it ignores the effect of abstentions and non-votes. To amend the Company's charter, as it is assumed the Proponent is seeking, a majority of the outstanding shares are required. By reporting an artificially higher percentage, the Proponent is attempting to mislead stockholders into believing that there is more support that there actually is. Moreover, as shown above, the Proponent's number does not match that reported by the Company; without further support, this number is false and misleading.

C. The Proposal's repeated references to the prior year's vote are inapposite, in light of Raytheon's actions in response to these proposals. After the prior year's stockholder meeting, the Governance Committee of the Board of Directors had extensive discussions as to the stockholder proposals. Upon deliberation, the Governance Committee recommended and the Board of Directors resolved to implement a Three Year Independent Director Evaluation provision to its rights plan (also known as a TIDE pill). Under the new policy, the Governance Committee of Raytheon's Board will review and evaluate the shareholder rights plan every three years to ensure that the plan continues to serve the best interests of the Company and its stockholders. The Governance Committee is comprised entirely of independent directors. The Proponent's references to the prior year's vote and a "poison pill that was adopted by the Company in 1997" deliberately ignore the recent changes to the rights plan which render the comparisons false and misleading.

The Supporting Statement.

The supporting statement contains numerous "quotes," accusations, and statements of the Proponent's opinion, almost all of which are false and misleading in several respects, and accordingly Raytheon requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the supporting statement in its entirety. The very first statement in the supporting statement is false and misleading as it alleges that "the 66% yes-no ratio in 2001 exceeded the 62% yes-no ratio for this topic in 2000. Both votes are particularly significant since there was no vote-yes campaign or vote-yes solicitation of shareholders." The Proponent makes sporadic references to this 66% calculation in support of the Proposal. As discussed above, the Proponent has picked an arbitrary measurement and reported an incorrect number.

The supporting statement's next quotation, "Pills adversely affect shareholder value" is purportedly a statement made by "Nell Minow and Robert Monks in their book, *Power and Accountability*." Despite numerous searches of this book, both manual and electronic, Raytheon is unable to locate the quotation or a substantially similar paraphrase. The authors do report that "The evidence to date on the value of pills has been inconclusive." The Proponent has a history of fabricating quotations and attributing them to this publication and has been previously admonished by the Staff. See e.g. *APW Ltd* (available October 17, 2001); *General Motors Corporation* (available March 27, 2001); *Raytheon Company* (available February 26, 2001). We respectfully request that the Staff take notice of the Proponent's repeated and willful fabrications, and seriously consider measures to prevent the Proponent's continued abuse of the proxy rules.

The Proponent's two references to the Council of Institutional Investors website addresses (www.cii.org and www.cii.org/ciicentral/policies.htm) as a source for information regarding the recommendation that stockholders approve all poison pills is false and misleading. There is nothing on the main web page (www.ciii.org) with regard to "poison pills". While we are aware that the council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. Similarly, despite repeated attempts, we were unable to successfully access the second web site (www.cii.org/ciicentral/policies.htm). As the Staff has noted, a website address may be excluded because the "information contained on the website may be . . . irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent goes on to make an unsupported (and irrelevant) factual assertion that Raytheon is 60% owned by institutional investors. Without support it is unclear as to how the Proponent derived this number (Raytheon neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks. The Proponent goes on through two paragraphs to make a series of unsupported assertions regarding institutional investors, namely that "Institutional Investor Support. Many institutional investors support this well established topic. . . Institutional investor support is high calibur support . . ." These paragraphs are unsupported and are designed to give stockholders the false impression that the Proponent enjoys wide backing of institutional investors. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Accordingly these paragraphs should be struck from the supporting statement.

The Proponent then for no apparent reason maligns the character of Georgeson Shareholders Communications, Inc. as not being independent and as having "received more revenue from corporate clients that shareholder clients." Note (b) to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." While not entirely clear how these support the Proponent's arguments, the Company does not wish to be a participant in maligning another corporation and believes that this paragraph should be struck.

According to the Proponent, large stockholders have stated that "Outside directors have an ax to grind with added financial links to the company." These attacks on the directors are misleading in that 1) they are factually inaccurate and 2) they impugn the character, integrity and personal reputation of the directors. This statement alleges both improper, illegal or immoral conduct as well as improper, illegal or immoral associations, neither with any factual foundation, and accordingly should be omitted.

Lastly, the concluding three paragraphs of the supporting statement malign management and its review process, claiming that management is not familiar with the topic and improperly retained outside counsel. The Company takes exception with these statements and their implications. The Company is extremely interested in the views of its stockholders. As discussed above, the Governance Committee of the Board of Directors had extensive discussions as to the stockholder proposals and the board subsequently implemented a TIDE provision. The Company and the Board continue to evaluate its governance practices and procedures to ensure that they are appropriate and in the best interests of the Company and its stockholders.

For the foregoing reasons, Raytheon believes that the Proposal and its supporting statement are false and misleading, painting Raytheon in an inaccurate and materially misleading manner and therefore intends to omit the Proposal and its supporting statement on this basis, and hereby requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

*   *   *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: Ray T. Chevedden
Veronica G. Chevedden
John Chevedden

Exhibit A

In response to the company letter
November 28, 2001

---

4 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

ADOPT TOPIC THAT WON 66% OF THE YES-NO VOTE

Raytheon shareholders request our company not adopt or maintain any poison pill designed to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a majority shareholder vote. This includes, but is not limited to the poison pill that was adopted by the company in 1997.

The 66% yes-no ratio in 2001 exceeded the 62% yes-no ratio for this topic in 2000. Both votes are particularly significant since there was no vote-yes campaign or vote-yes solicitation of shareholders.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Additional Support for this Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

- Raytheon is 60%-owned by institutional investors.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000. A number of these 26 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Incomplete response by our management

Our management's response to this proposal topic in 2001 did not disclose that Georgeson may not have completely independent views on this topic. Georgeson receives more revenue from corporate clients than from shareholder clients.

Post-it® Fax Note 7671	Date 11-29-01 # of pages ▶ 2
To Jane Freedman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # [illegible]

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that management assigned independent research, consulted an independent proxy analysis firm, or consulted institutional investors who support this proposal topic. In 2001 this topic again succeeded in overcoming the out-of-proportion resistance of our management.

Management hired a $269-million firm to try to completely block shareholders from voting again on this topic. We believe that our management should be better informed on this topic and not rely on an outside firm whose job is to block a shareholder vote.

In reviewing the management response to this proposal please note that shareholders, who submit 2002 proposals, will not have an opportunity to address any deficiencies in management's 2002 response until 2003.

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

Text above the first line and below the second is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Ray T. Chevedden Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
A technical dissection of the vote is more important than the magnitude of the vote.
2) Missing links:
The company does explain how a TIDE makes a pill bylaw materially different.
A TIDE still allows the company to maintain the status quo on its pill indefinitely.
A TIDE does not automatically change a pill.
3) SLB 14 does not make it mandatory for particular text be on a specific website page. It is believed that SLB has given the burden of proof standard to the company.
4) Appeal to Pity:
A $10 billion company should not be expected to be cognizant of its investor profile, such as the proportion of institutional investors.
5) Company Fallacy:
Under rule 14a-8 interpretation a statement that institutional investors support a topic is to be treated the same as an investor statement that institutional investors have:
    a) Publicly and
    b) Personally endorsed the investor.
6) The company claims that the investor maligned (spoke evil of) Georgetown yet the company has no better facts to challenge the proposal text on Georgetown.
7) Fallacy and Double Standard:
Consistent with rule 14a-8 interpretation the company is free to use rule 14a-8 as a forum to accuse its investor of "maligning" (speak evil of) and omit a valid reasoning process for its charge of "maligning."

8) Straw Person:
The company claims that it "takes exception" to its straw person biased generalization of part of the proposal. The lack of detail support for a reason to take exception to its own straw person renders this statement a subjective expression of anger, rather than a basis for a rule14a-8 interpretation.
9) Contradiction:
If the company is "extremely interested in the views of its stockholder" it contradicts this with its repeated attempts to exclude its investors from expressing voting views on established shareholder proposals.
10) Omission:
The company fails to demonstrate by example how it scored 100% on its points of critique in its response statement to this proposal topic in 2001.
11) Potential Critique: It would be interesting to see how many faults a law school student could list from the 2001 company response statement.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
Ray T. Chevedden

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 29, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposals Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), we are writing in reply to three letters from Raytheon Stockholder John Chevedden (we refer to Mr. Chevedden in each case as the "Proponent" although we note that in the first of his letters he is writing on behalf of Ray T. Chevedden, in a second on behalf of Dr. Allan Wolff, and in the third on behalf of William Steiner). Each of these letters is dated January 11, 2002 and was received by the Company on January 29, 2002 (the "Chevedden Replies," attached as Exhibits A, B, and C, respectively). The Chevedden Replies are styled as preliminary responses to three submissions we made on January 3, 2002, on behalf of the Company, of reasons for omitting three proposals submitted by the Proponent for inclusion in the Company's 2002 Proxy Statement (the "2002 Proxy Statement"). We have attached the three submissions (the "Raytheon Letters") as Exhibits D, E, and F, respectively, and the three proposals (the "Proposals") as Exhibits G, H, and I, respectively.

In the Chevedden Replies, the Proponent has not amended or altered his Proposals or the respective supporting statements in any way to comply with the requirements of Rule 14a-8. Raytheon does not believe that the Proponent has refuted any of the assertions included in the Raytheon Letters or otherwise added anything meaningful to support the Proposals. We believe that it is not helpful or efficient to impose an additional burden on the Staff by engaging in a detailed rebuttal of the Chevedden Replies. However, should the Staff desire, Raytheon would be willing to provide a detailed analysis of the Chevedden Replies or respond to any questions the Staff may have.

Raytheon believes that the bases for exclusion articulated and supported in the Raytheon Letters continue to be sufficient to carry Raytheon's burden of demonstrating that the Proposals and/or their supporting statements are excludable under Rule 14a-8. As previously stated in the Raytheon Letters, Raytheon intends to omit the Proposals and/or their supporting statements from the 2002 Proxy Statement and reiterates its request for confirmation that the Commission will not recommend enforcement action against Raytheon for taking such action.

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter. In addition, pursuant to 14a-8(j)(1), Raytheon will provide the Proponent with a copy of this submission simultaneously with its transmission to the Commission.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314. If the Staff does not agree with the conclusions set forth herein, please contact me or David Shapiro before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: John Chevedden
William Steiner
Dr. Allan Wolff
Ray T. Chevedden
John W. Kapples, Esq.
Jane E. Freedman, Esq.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

(4)

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Ray T. Chevedden Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
A technical dissection of the vote is more important than the magnitude of the vote.
2) Missing links:
The company does explain how a TIDE makes a pill bylaw materially different.
A TIDE still allows the company to maintain the status quo on its pill indefinitely.
A TIDE does not automatically change a pill.
3) SLB 14 does not make it mandatory for particular text be on a specific website page. It is believed that SLB has given the burden of proof standard to the company.
4) Appeal to Pity:
A $10 billion company should not be expected to be cognizant of its investor profile, such as the proportion of institutional investors.
5) Company Fallacy:
Under rule 14a-8 interpretation a statement that institutional investors support a topic is to be treated the same as an investor statement that institutional investors have:
  a) Publicly and
  b) Personally endorsed the investor.
6) The company claims that the investor maligned (spoke evil of) Georgetown yet the company has no better facts to challenge the proposal text on Georgetown.
7) Fallacy and Double Standard:
Consistent with rule 14a-8 interpretation the company is free to use rule 14a-8 as a forum to accuse its investor of "maligning" (speak evil of) and omit a valid reasoning process for its charge of "maligning."

8) Straw Person:
The company claims that it "takes exception" to its straw person biased generalization of part of the proposal. The lack of detail support for a reason to take exception to its own straw person renders this statement a subjective expression of anger, rather than a basis for a rule14a-8 interpretation.
9) Contradiction:
If the company is "extremely interested in the views of its stockholder" it contradicts this with its repeated attempts to exclude its investors from expressing voting views on established shareholder proposals.
10) Omission:
The company fails to demonstrate by example how it scored 100% on its points of critique in its response statement to this proposal topic in 2001.
11) Potential Critique: It would be interesting to see how many faults a law school student could list from the 2001 company response statement.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

B

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Dr. Allan Wolff Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof standard:

1) Lack of adequate elaboration:
The company appears to claim that it has fully implemented this topic – but no-way can the company continuing to do so and/or implement a similar topic.
2) Company Fallacy:
When a shareholder proposal states "nominate" it is to be treated as though it states that election must be guaranteed, according to rule 14a-8 interpretation.
3) Evidence lacking under burden of proof standard:
There is no exhibit of the "Company's governance principles" and the formal words that describe the specific directors that the principles apply to.
4) The company leaves it to conjecture whether the directors, Mr. Rudman and Mr. Meirelles serve on key committees. These directors were reported as having links with the company in 2001 that could be outside the independence standards claimed by the company.
5) Company Fallacy:
A corporate governance website is irrelevant to a corporate governance proposal.
6) Company Fallacy:
Corporate governance standards and principles, on a corporate governance website, are irrelevant to a corporate governance proposal.
7) Company Fallacy:
When a company has a public policy to give notice of not meeting a requirement, it is conclusive that:
A) The company does not need to meet that requirement and
B) Shareholders are excluded from requesting that the company meet that requirement.

8) Company Fallacy:
When a company does not "tabulate" information, it is conclusive that no accurate information exists.
9) Ignoranceis claimedto be a company asset to excludetext:
A person with internet access and 5-minutes can obtain information on the percentage of company investors who are institutional investors – but this challengehas apparently not been attempted by the company – but apparently this company ignoranceis considered a good way to excludetext.
10) Company Fallacy:
An expressed investor beliefmust be supported by an elaborationto address two or more issues.
11) Appears to need further explanation:
A company that supplies billions in defense product to the U.S. Government, while American lives are at risk in ongoingcombat operations, can no-way be considered a public trust.
12) Company Fallacy:
Stating that directors have a duty of prudence can be treated as a false statement according to rule 14a-8 interpretation.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
Dr. Allan Wolff

C

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
William Steiner Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof standard under rule 14a-8.

The following may be weaknesses in the company attempt to meet the company burden of proof standard. Certain of the following points could lead to questions of whether there are "infirmities" in the company reasoning process.

1) Company Fallacy:
In a 500-word format a technical analysis of numerous 8-digiit statistics has rightful priority over summary information that is publicly available.
2) Red Herring:
In other words in a 500-word format investors should focus on a technical analysis of numerous 8-digiit statistics and leave the key corporate governance oversight to the company "professionals."
3) Missing link:
The company omits a cite to any publication that has been ordered to discontinue publishing yes-no proxy vote results.
4) Misplaced Company Commitment:
The company commitment to keep publicly available summary information from its investors seems inconsistent with its claim "The company is extremely interested in the views of its stockholders."
5) Misleading Company Investment Advice Potential:
Investors are directed to be focused on a technical analysis of numerous 8-digiit statistics in preference to wider issues of company policy and its impact on performance.
6) An inspector of elections type detailed analysis of numbers would seem to be an ordinary business matter. Shareholder are rightfully focussed on publicly available information on the

marginof vote. This is in clearcontrast to a detailed analysis performed by a company employee in the course of ordinary business.

7) Company Fallacy:

It is impermissible for an investor proposal to discuss a belief unless the belief is accompanied with a supporting statement, accordingto rule 14a-8 interpretation.

8) Company Fallacy:

An investor discussion of a belief is excludable when not accompanied by a supporting statement.

9) And then could it be argued:

An investors belief could be excludedby a critique of the belief as a belief based on a narrow perspective.

10) Company self-impugn:

The board is stumped by 500-words on the same topic that it has seen for several consecutive years.

11) Company self-impugn:

The company implicitly claims to be unable to find experienced corporate governance advice to explain a 500-word established topic proposal.

12) Appeal to Pity:

When a $10 billion company is unable to find qualified corporate governance advice to explain a 500-word established topic proposal, the company should be excused.

13) Company Fallacy:

When an investor believes directors should be motivated this is to be treated the same as an investor maligning(speak evil of) the directors accordingto rule 14a-8 interpretation.

14) In other words:

If an investor believes directors should be motivated, the investor must be prepared to prove that he has <u>not</u> "maligned"(spoken evil of) the directors.

15) Company omission:

The company leaves it to conjecture whether it has discovered since 1999 whether *The Wall Street Journal* printed a clarificationof the "$20 million" statistic the company wishes to exclude from investors.

16) Company Fallacy:

Any information an investor uses from business information sources must include a statement that company managementconsiders the information favorable overall. In addition to meeting the 500-word limit

17) Missing link:

The company announces that it "takes issues" with reports of poor performance and high pay. Yet the company provides no evidence that, even if certain performance and pay figures were 50% less negative, it would be conclusive that the company had good performance and a moderate top pay structure.

18) Company Fallacy:

Information on the performance profile of the current managementand directors during the most recent 3-year period is clearly outdated and must be withheld from investors under rule 14a-8 interpretation.

19) Company Fallacy:

Information from business sources, that highlight company issues needing improvement, must be excluded from investors when the information includes a prediction that the company will improve at some future point.

20) Double Standard:

In soap-box fashion the company lectures an investor and then does not explain why the company recycles numerous failed arguments each year in its no action requests.

21) Double Standard:

The company appears to claim that it never had a rule 14a-8 request rejected.

22) Claim contrary to evidence:

The fact that the company repeatedly attempts total exclusion on established proposal topics, that win majority yes-no votes, does not support that the company is interested in the "preference of its stockholders."

23) Company Fallacy:

The company claims that a statement is false because, although true, it is routine at the company.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
William Steiner

D

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder John Chevedden on behalf of Ray T. Chevedden and Veronica G. Chevedden (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2002 annual meeting of stockholders (the "2002 Annual Meeting").

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit the Proposal because both the Proposal and its supporting statement contain misleading and/or vague statements in violation of Rule 14a-8(i)(3) and for the other reasons set forth below. Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement, for filing pursuant to 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

SHAREHOLDER VOTE ON POISON PILLS
ADOPT TOPIC THAT WON 66% OF THE YES-NO VOTE IN 2001
Recommend the company not adopt or maintain any poison pill designed to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a majority shareholder vote. This includes, but is not limited to the poison pill that was adopted by the Company in 1997.

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that both the Proposal and the supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992).

The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proposal.

The text of the Proposal reads in part as follows, "Shareholder Vote on Poison Pills: Adopt Topic that Won 66% of the Yes-No Vote in 2001". There are a number of infirmities with this Proposal, however, which would make it impossible for Raytheon's stockholders to determine with any reasonable certainty exactly what actions or measures the proposal requires. In particular:

A. The Proposal recommends that the Company "not adopt or maintain any poison pill . . . Unless such plan or agreement has been previously approved by a majority shareholder vote". This is misleading in a number of respects, not the least of which is that it does not define the key term "poison pill," a term without legal significance and which is susceptible to multiple interpretations. For example, would the Proposal require stockholder approval prior to Raytheon entering into debt obligations that contain a standard repayment covenant on a change of control? Does it apply to stockholder rights plans? If so, does it apply to all stockholder rights plans or only those substantially similar to Raytheon's current stockholder rights plan?

B. The Proposal is also false and misleading as it asserts that the "topic" won "66% of the yes-no vote" in 2001. It is not clear what the Proponent is referring to when he tabulates the "yes-no vote." At the time of the vote, the Company's charter had two classes of common stock, which voted separately on stockholder proposals. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, a similar (although not by any measure identical) proposal received the following vote: "Class A vote was 30,405,650 for and 28,037,703 against, with 956,684 abstentions. The Class B vote was 95,237,351 for and 36,011,663 against, with 2,268,517 abstentions." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions, then the proposal received 52% of the Class A vote and 72.5% of the Class B vote. The Proponent's use of the term yes-no vote is misleading, both in terms of its lack of specificity and also if (as we are assuming) it refers to the percentage of votes in favor to votes against, because it ignores the effect of abstentions and non-votes. To amend the Company's charter, as it is assumed the Proponent is seeking, a majority of the outstanding shares are required. By reporting an artificially higher percentage, the Proponent is attempting to mislead stockholders into believing that there is more support that there actually is. Moreover, as shown above, the Proponent's number does not match that reported by the Company; without further support, this number is false and misleading.

C. The Proposal's repeated references to the prior year's vote are inapposite, in light of Raytheon's actions in response to these proposals. After the prior year's stockholder meeting, the Governance Committee of the Board of Directors had extensive discussions as to the stockholder proposals. Upon deliberation, the Governance Committee recommended and the Board of Directors resolved to implement a Three Year Independent Director Evaluation provision to its rights plan (also known as a TIDE pill). Under the new policy, the Governance Committee of Raytheon's Board will review and evaluate the shareholder rights plan every three years to ensure that the plan continues to serve the best interests of the Company and its stockholders. The Governance Committee is comprised entirely of independent directors. The Proponent's references to the prior year's vote and a "poison pill that was adopted by the Company in 1997" deliberately ignore the recent changes to the rights plan which render the comparisons false and misleading.

The Supporting Statement.

The supporting statement contains numerous "quotes," accusations, and statements of the Proponent's opinion, almost all of which are false and misleading in several respects, and accordingly Raytheon requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the supporting statement in its entirety. The very first statement in the supporting statement is false and misleading as it alleges that "the 66% yes-no ratio in 2001 exceeded the 62% yes-no ratio for this topic in 2000. Both votes are particularly significant since there was no vote-yes campaign or vote-yes solicitation of shareholders." The Proponent makes sporadic references to this 66% calculation in support of the Proposal. As discussed above, the Proponent has picked an arbitrary measurement and reported an incorrect number.

The supporting statement's next quotation, "Pills adversely affect shareholder value" is purportedly a statement made by "Nell Minow and Robert Monks in their book, *Power and Accountability*." Despite numerous searches of this book, both manual and electronic, Raytheon is unable to locate the quotation or a substantially similar paraphrase. The authors do report that "The evidence to date on the value of pills has been inconclusive." The Proponent has a history of fabricating quotations and attributing them to this publication and has been previously admonished by the Staff. See e.g. *APW Ltd* (available October 17, 2001); *General Motors Corporation* (available March 27, 2001); *Raytheon Company* (available February 26, 2001). We respectfully request that the Staff take notice of the Proponent's repeated and willful fabrications, and seriously consider measures to prevent the Proponent's continued abuse of the proxy rules.

The Proponent's two references to the Council of Institutional Investors website addresses (www.cii.org and www.cii.org/ciicentral/policies.htm) as a source for information regarding the recommendation that stockholders approve all poison pills is false and misleading. There is nothing on the main web page (www.ciii.org) with regard to "poison pills". While we are aware that the council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. Similarly, despite repeated attempts, we were unable to successfully access the second web site (www.cii.org/ciicentral/policies.htm). As the Staff has noted, a website address may be excluded because the "information contained on the website may be . . . irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent goes on to make an unsupported (and irrelevant) factual assertion that Raytheon is 60% owned by institutional investors. Without support it is unclear as to how the Proponent derived this number (Raytheon neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks. The Proponent goes on through two paragraphs to make a series of unsupported assertions regarding institutional investors, namely that "Institutional Investor Support. Many institutional investors support this well established topic. . . Institutional investor support is high calibur support . . ." These paragraphs are unsupported and are designed to give stockholders the false impression that the Proponent enjoys wide backing of institutional investors. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Accordingly these paragraphs should be struck from the supporting statement.

The Proponent then for no apparent reason maligns the character of Georgeson Shareholders Communications, Inc. as not being independent and as having "received more revenue from corporate clients that shareholder clients." Note (b) to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." While not entirely clear how these support the Proponent's arguments, the Company does not wish to be a participant in maligning another corporation and believes that this paragraph should be struck.

According to the Proponent, large stockholders have stated that "Outside directors have an ax to grind with added financial links to the company." These attacks on the directors are misleading in that 1) they are factually inaccurate and 2) they impugn the character, integrity and personal reputation of the directors. This statement alleges both improper, illegal or immoral conduct as well as improper, illegal or immoral associations, neither with any factual foundation, and accordingly should be omitted.

Lastly, the concluding three paragraphs of the supporting statement malign management and its review process, claiming that management is not familiar with the topic and improperly retained outside counsel. The Company takes exception with these statements and their implications. The Company is extremely interested in the views of its stockholders. As discussed above, the Governance Committee of the Board of Directors had extensive discussions as to the stockholder proposals and the board subsequently implemented a TIDE provision. The Company and the Board continue to evaluate its governance practices and procedures to ensure that they are appropriate and in the best interests of the Company and its stockholders.

For the foregoing reasons, Raytheon believes that the Proposal and its supporting statement are false and misleading, painting Raytheon in an inaccurate and materially misleading manner and therefore intends to omit the Proposal and its supporting statement on this basis, and hereby requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: Ray T. Chevedden
Veronica G. Chevedden
John Chevedden

Exhibit A

In response to the company letter
November 28, 2001

4 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

ADOPT TOPIC THAT WON 66% OF THE YES-NO VOTE

Raytheon shareholders request our company not adopt or maintain any poison pill designed to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a majority shareholder vote. This includes, but is not limited to the poison pill that was adopted by the company in 1997.

The 66% yes-no ratio in 2001 exceeded the 62% yes-no ratio for this topic in 2000. Both votes are particularly significant since there was no vote-yes campaign or vote-yes solicitation of shareholders.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Additional Support for this Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

- Raytheon is 60%-owned by institutional investors.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000. A number of these 26 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Incomplete response by our management

Our management's response to this proposal topic in 2001 did not disclose that Georgeson may not have completely independent views on this topic. Georgeson receives more revenue from corporate clients than from shareholder clients.

Post-it® Fax Note 7671	Date 11-29-01	# of pages ▶ 2
To Jane Freedman	From John Chevedden	
Co./Dept.	Co.	

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that management assigned independent research, consulted an independent proxy analysis firm, or consulted institutional investors who support this proposal topic. In 2001 this topic again succeeded in overcoming the out-of-proportion resistance of our management.

Management hired a $269-million firm to try to completely block shareholders from voting again on this topic. We believe that our management should be better informed on this topic and not rely on an outside firm whose job is to block a shareholder vote.

In reviewing the management response to this proposal please note that shareholders, who submit 2002 proposals, will not have an opportunity to address any deficiencies in management's 2002 response until 2003.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

Text above the first line and below the second is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder Dr. Alan Wolff, TTEE Wolff Family Revocable Living Trust, and accompanying letter naming John Chevedden as proxy for all stockholder proposal matters (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2002 annual meeting of stockholders.

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit both the Proposal and the supporting statement pursuant to Rule 14(a)-8(i)(10) on the basis that, to the extent the Company does have the power or authority to implement the proposal, it has already substantially implemented it, and alternatively, if the Staff does not agree with Raytheon's position that it has substantially implemented the Proposal, Raytheon intends to omit the Proposal pursuant to Rule 14(a)-8(i)(6), on the basis that it lacks the power or authority to further implement the Proposal. Moreover, the Proposal and the supporting statement contain misleading and/or vague statements in violation of Rule

14a-8(i)(3). Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal and its supporting statement from the Proxy Statement, for filing pursuant to 14a-8(j), and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal, which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

RESOLVED:

INDEPENDENT DIRECTORS

Raytheon shareholders request a sustained policy be implemented that the board (and/or management, if applicable) nominate only independent directors to key board committee to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (www.cii.org).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 63% of Raytheon stock.

The key board committees are:

- Audit
- Nominating
- Compensation

This includes the request that any change on this proposal topic be put to shareholder vote as a separate proposal.

The Company Has Already Substantially Implemented the Proposal.

A proposal may be excluded if it will be "substantially implemented" by a company prior to the annual meeting. See Rule 14a-8(i)(10). Last year the Company adopted an expansive set of corporate governance guidelines disclosed in the Company's definitive Proxy Statement dated March 26, 2001. The second governance principle reads as follows: "The Audit Committee, the Management Development and Compensation Committee, the Nominating Subcommittee and the Options Subcommittee consist entirely of independent directors." We believe that this has substantially implemented the Proponent's request that the audit, nominating and compensation committees be comprised of independent directors.

Moreover, the Company has adopted a definition of independence substantially similar to that advocated by the Proponent. The Company's governance principles define an independent director as someone who:

1. has not been employed by the company as an executive officer within the past five years;
2. is not a paid advisor or consultant to the company and derives no financial benefit from any entity as a result of advice or consulting services provided to the company by such entity;
3. is not an executive officer, director or significant stockholder of a significant customer or supplier of the company;
4. has no personal services contract with the company;
5. is not an executive officer or director of a tax-exempt entity receiving more than 5% of its annual contributions from the company; and
6. is not the spouse, parent, child or sibling of an executive officer of the company.

While the Proposal is vague as to its precise definition of independence and as to whether it includes criteria in addition to that specified, we believe that the Company's definition of independence is more restrictive than that advocated by the Proponent. Accordingly, the Company believes that its key committees are already, in practice, comprised of independent directors as defined by the Proponent and that the Proposal has been substantially implemented. The Staff has, under similar circumstances, permitted the exclusion of a very similar proposal on Rule 14a-8(i)(10) grounds. See *AMR Corp.* (available Apr. 17, 2000).

<u>To the Extent the Proposal has not Been Implemented, the Company Lacks the Authority to Implement the Proposal.</u>

As discussed above, to the extent it is capable, the Company has implemented the Proposal; further implementation of the Proposal is beyond the Company's authority to effectuate. The election of directors of a Delaware corporation is exclusively the province of the stockholders; it is not within the power of the Company or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. If the Proposal were approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the specified key committees, even though that director may be perfectly qualified to serve generally on the board. Thus, the Company may be faced with a situation in which it has a fully-staffed board but has no directors that would be "qualified" under the Proposal to serve on the specified key committees.

The Staff has agreed to permit a company to exclude a proposal virtually identical to the Proposal on these grounds in *Boeing Co.* (available Mar. 6, 2000), and again, most recently, in *PG&E* (available Jan. 22, 2001) (the "PG&E Letter") and in *Mattel, Inc.* (available Mar. 21, 2001) (the "Mattel Letter"). In the PG&E Letter and the Mattel Letter, the stockholder proposals, each of which also was authored by the Proponent, provided that "shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. The key board committees include: audit, nomination, and compensation committees." PG&E and Mattel argued that it was not within the power of the corporation or its board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. PG&E and Mattel concluded that, since its board lacked the authority to implement this proposal, the proposal could be excluded under Rule 14a-8(i)(6). The Staff agreed with this position, finding that "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." The Proposal in our case contains language substantially similar to the proposal in the PG&E Letter. We believe, therefore, that Raytheon may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

<u>The Proposal and the Supporting Statement are False and Misleading</u>

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that both the Proposal and the supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992).

The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent's reference in the Proposal to the Council of Institutional Investors website (www.cii.org) as a source for further information regarding the definition of Independent Directors is false and misleading. There is nothing on this particular web page with regards to independent directors, while we are aware the Council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. As the Staff has noted, a website address may be excluded because the "information contained on the website may be . . . irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent goes on to make an unsupported (and irrelevant) factual assertion that Raytheon is 63% owned by institutional investors. Without support it is unclear as to how the Proponent derived this number (Raytheon neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Accordingly, to include this unsupported assertion would be false and misleading. Similarly the Proponent claims that "many equity analysts and portfolio managers support this topic" without citation or other support. To imply that the Proponent has the backing of these constituencies is similarly false and misleading.

The supporting statement makes the assertion that "This proposal is significant because it is believed that under current rules, non-independent directors as determined by the above definition, could be nominated to key board committees at almost any time in the future." As discussed above, this is incorrect, Raytheon has an established corporate governance policy which mandates that independent directors be nominated to the committees the Proponent has identified as key. Moreover, Raytheon has a policy of publicly disclosing any divergence from the policy in the committee membership and providing an explanation for the divergence (see e.g. Raytheon 2001 Proxy, disclosing possibility that former Senator Warren Rudman might not be considered independent as defined in the policy).

The supporting statement continues with the statement that "I believe that the long-term independent oversight of our management is key to addressing a sustained Raytheon recovery in each business division." This statement implies a false and misleading link between the Proposal and Raytheon's performance. The Proponent fails to support his statements as to how the Proposal would achieve "long-term independent oversight" or even if achieved, how this would address a "sustained recovery in each business division."

The supporting statement mischaracterizes the company as a "public trust." Raytheon is a corporation incorporated under the laws of the State of Delaware. While the Company is highly cognizant of its many constituents, it is in no way a "public trust" and any representation to the contrary is false and misleading. The Proposal next implies that senior executives have a duty of "prudence." It is unclear from whence the Proponent believes this duty derives, however without support it too is false and misleading.

The supporting statement cites The Wall Street Journal for the quotation, "A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance." The Proponent has been previously admonished by the Staff not to include this statement without a more specific reference to the publication. See *Lockheed Martin Corporation* (available Feb. 5, 2001). We respectfully request that the Staff take note of the Proponent's continued use of this same false and misleading statement. This statement is additionally false and misleading as it implies that Raytheon does not have "good corporate governance," a characterization with which the Company strongly disagrees. The supporting statement next makes the irrelevant factual assertion that "This topic won 45% approval at the PG&E (PCG) 2000 shareholder meeting" with a web site link to the text of that proposal. It is not intuitively clear why the vote of the stockholders of PG&E is at all relevant to the Raytheon stockholders, nor has proponent taken any steps to provide a context for this assertion.

For the foregoing reasons, Raytheon intends to omit the Proposal and the supporting statement, and hereby requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: Dr. Alan Wolff
John Chevedden

Exhibit A

7 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This rule 14a-8 proposal is submitted to Raytheon Company (RTN) Chairman Daniel Burnham and Raytheon directors by Dr. Allen Wolff, 1553 S. Carpenter Road, Brunswick, OH 44212.

Resolved:

INDEPENDENT DIRECTORS

Raytheon shareholders request a sustained policy be implemented that the board (and/or management, if applicable) nominate only independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 63% of Raytheon stock.

The key board committees are:

- Audit
- Nominating
- Compensation

This includes the request that any change on this proposal topic be put to shareholder vote – as a separate proposal.

Supports sustained independent oversight

This proposal is significant because it is believed that under current rules, non-independent directors as determined by the above definition, could be nominated to key board committees at almost any time in the future. I believe that the long-term independent oversight of our management is key to addressing a sustained Raytheon recovery in each business division.

The management of our company is a public trust with so many employees, pensioners, institutional investors and our national defense depending on it. I believe that the duty of our senior executives to loyalty and prudence will be safeguarded by improved independent oversight from the 3 key board committees.

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The text of the PG&E proposal, with further information on potential conflicts for non-independent directors, is available at The Corporate Library website: *www.thecorporatelibrary.com*

At this URL page:
http://asp.thecorporatelibrary.net/proposals/2000/FullText.asp?Company_ID=12826&Resolution_ID=207&Proxy_Season=2000

This proposal is consistent with the growing focus on independent directors formally cited by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

To recover and maintain shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 7

F

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234

DIRECT FAX: (212) 403-2234

E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder John Chevedden, co-sponsored by Raytheon stockholder William Steiner (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2001 annual meeting of stockholders.

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit both the Proposal and the supporting statement because they contain misleading and/or vague statements in violation of Rule 14a-8(i)(3) and for the other reasons set forth below. Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal and its supporting statement from the Proxy Statement, for filing pursuant to 14a-8(j), and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal, which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

RESOLVED:

Elect Each Director Annually
This Topic won 58% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings
Shareholders recommend that our board adopt the necessary rules to Elect Each Director Annually as am established policy. (Unexpired terms of directors not affected.)

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that the Proposal and its supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal's supporting statement may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992). The Proponent is well aware of the requirements of Rule 14a-8(i)(3), as the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proposal.

The text of the Proposal reads as follows, "Elect Each Director Annually. This Topic won 58% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings." There a number of infirmities with this Proposal, however, which would make it impossible for Raytheon's stockholders to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In particular:

A. The Proposal is false and misleading as it asserts that the "topic" won "66% of the yes-no vote" in 2001 and 58% of the yes-no vote in 2000. It is not clear what the Proponent is referring to when he tabulates the "yes-no vote." At the time of each vote, the Company's charter had two classes of common stock, which voted separately on stockholder proposals. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, a similar (although not by any measure identical proposal) proposal received the following vote "Class A vote was 30,443,727 for and 28,107,734 against, with 848,574 abstentions. The Class B vote was 96,451,357 for and 34,936,166 against, with 2,130,006 abstentions." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions, then the proposal received 52% of the Class A vote and 73% of the Class B vote. Similarly, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, a similar (although not by any measure identical proposal) proposal received the following vote "Class A vote was 34,444,395 for and 24,463,998 against, with 716,885 abstentions and 14,219,457 broker non-votes. The Class B vote was 77,696,020 for and 59,359,250 against, with 2,349,580 abstentions and 29,045,227 broker non-votes." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions and broker non-votes, then the proposal received 58% of the Class A vote and 57% of the Class B vote. The Proponent's use of the term yes-no vote is misleading, both in terms of its lack of specificity and also if (as we are assuming) it refers to the percentage of votes in favor to votes against, because it ignores the effect of abstentions and non-votes. To amend the Company's charter, as it is assumed the Proponent was seeking to do, a majority of the outstanding shares of each class was required, by reporting an artificially higher percentage, the Proponent is attempting to mislead stockholders into believing that there is more support that there actually is. Moreover, as shown above, the Proponent's number does not match that reported by the Company, without further support, this number is false and misleading.

The Supporting Statement.

The Proposal's supporting statement asserts, without support, that "Level of director responsibility is closely related to financial performance . . . We believe the level of responsibility that company governance procedures encourage are closely related to financial performance. Independent analysts state that when directors are responsible for their actions yearly, they and the company perform better." The Proponent provides no support for any of these statements, and misleads stockholders by citing to unnamed "independent analysts". The following paragraph is another unsupported misleading series of statements of the Proponent's opinion, it reads, "[t]hree-years without an election insulates directors from immediate challenge. I believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated." Again, the Proponent has failed to prove any of the numerous assertions in these sentences and maligns the Company's directors by stating without support that these directors are neither challenged, responsible or motivated.

The supporting statement follows these conjectures with the sentence that "The need for greater accountability is highlighted in recent reports which build on a previous pattern of poor performance and high levels of executive pay." The Company takes issues with the contention that its performance has been poor, its executive pay has been high, that recent reports have shown this to be the case, and that as a result "greater accountability" is needed.

Moreover, the Proponent purports to support his false and misleading statements by a series of seven "quotes," each of which in their own right is false and misleading. The first purports to be a quote from *The Wall Street Journal*, Nov. 9, 2001, to the effect that "Raytheon is trying to turn its business around after several years of financial and management setbacks. The company still faces problems with its commercial-aircraft unit." The full quotation is " . . . Though the company still faces problems with its commercial-aircraft unit, resolving this issue removes another question mark over the company's future." By omitting the second clause, the Proponent distorts the meaning of the quotation and turns a positive sentence into an indictment of the Company's performance. Moreover, the Proponent neglects to mention that the sentence is excerpted from a positive article reporting on Raytheon's progress in resolving a dispute with a purchaser of one of its business units.

Proponent next asserts that "Our CEO Mr. Burnham received $5 million in stock in 2000 in addition to options for 629,000" shares. This is a false and misleading statement. As reported in the Company's definitive proxy statement, Mr. Burnham received a grant of restricted stock units. By omitting any references to the significant restrictions on the grant, the Proponent misleads the reader by artificially inflating the value of the compensation package. Similarly in the 7th "quote the Proponent asserts with reference to *The Wall Street Journal* of March 31, 1999, that "Raytheon CEO Daniel Burnham gets $20 million in stock." However the Proponent omitted several words and by doing so materially changed the Wall Street Journal's summary of Mr. Burnham's compensation package. In each place the article mentions stock, it also uses the word "restricted." By omitting any references to the significant restrictions on the grant, the Proponent misleads the reader by artificially inflating the value of the compensation package. It is also misleading for the Proponent to suggest that a vote for the Proposal will have any impact on the amount or nature of Mr. Burnham's compensation package. Moreover, the Proponent used this identical "quote" in a substantially similar proposal submitted last year, and the Staff concluded it was false and misleading and must be struck from the statement. See *Raytheon* (available February 26, 2001).

The Proponent has a history of selectively quoting out-dated Value Line publications, and has been admonished by the Staff for doing so. See e.g. *Raytheon* (available February 26, 2001). This Proposal is no exception, as Proponent states "40% Drop is a Shareholder Loss of Over $4 Billion" citing to Value Line June 30, 2000. Since then Value Line has regularly updated its publications concerning the Company, most recently on September 28, 2001, when the editors noted that "the Company's operations should continue to perform well in 2002 . . . . These shares look good for year-ahead relative price action."

The seventh and final "quotation" – purportedly from the May 31, 1999 issue of Aviation Week – that "Raytheon has the dubious distinction of posting some of the lowest scores in key performance measures in *Aviation Week's* Competitive Index" has previously been determined to be false and misleading by the Staff. See *Raytheon* (available February 26, 2001). As described to the Staff in response to a prior proposal, the line is materially misleading in that the overall point of the article is to note the positive developments at Raytheon. In fact the quoted line is used to provide a benchmark for the author's conclusions as to expected positive future changes at Raytheon. For example, the article goes on to say that "Raytheon's performance profile is apt to begin changing significantly," and that "Restructuring and consolidation are ahead of plan". The article quotes a Morgan Stanley Dean Witter analyst as saying "'all in all, Raytheon appears to be headed down the right path.'" It is difficult to see how a stockholder could not be misled by this "quotation," which illustrates the exact opposite conclusion of the article. In addition, this statement suffers from the same deficiencies as the previous statement, namely that it is dated information that is no longer accurate, and as such is misleading. According to a more recent Aviation Week survey, Raytheon's rank improved to 15 out of 20. See *Aviation Week* (July 10, 2000).

Finally, the supporting statement states that "In 2001 this proposal topic again succeeded in overcoming the challenge of our management hiring a $269-million law firm to prevent shareholders from voting on this resolution." This is a false and misleading statement. Companies routinely engage outside counsel for assistance with the "no action process" particularly with respect to stockholder proposals submitted under Rule 14a-8. In fact, the principal result of Mr. Chevedden's activity has been to prompt an annual barrage of correspondence between Mr. Chevedden and the various corporations in which he holds stock, with the Staff as the unfortunate recipient of letters which could fill several volumes. To imply that Raytheon is not interested in the preference of its stockholders is false and misleading. In fact, Raytheon is highly interested in its stockholders' preferences. However, Raytheon believes, along with many other corporations, that Mr. Chevedden abuses the proxy machinery, repeatedly submitting improper proposals for inclusion in proxy statements, despite repeated instructions from the Staff as to proper matters for consideration and for stockholder review.

We respectfully request that the Staff take notice of the Proponent's willful and repeated disregard of the Staff's guidance and persistence in putting forth false and misleading statements. The Proposal is a particularly egregious example of the Proponent's practices, as he has blatantly ignored the wishes of the Staff and put forth identical statements to those previously found by the Staff to be false and misleading. The Staff's instructions to Proponent to omit these statements have apparently had no effect, accordingly we feel that the Proposal will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules. For the foregoing reasons, Raytheon believes that the Proposal and its supporting statement are both false and misleading, painting Raytheon in an inaccurate and materially misleading manner, and therefore intends to omit the Proposal and the supporting statement on this basis, and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: John Chevedden
William Steiner

In response to the company request
Broker verification included
November 25, 2001

Exhibit A

---

3 – Elect Each Director Annually

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 56% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings

William Steiner, 4 Radcliff Drive, Great Neck, NY 11024 submits this proposal.

Raytheon shareholders recommend that our board implement the necessary rules to Elect Each Director Annually as an established policy. (Unexpired terms of directors not affected.)

Level of director responsibility is closely related to financial performance

We believe the level of responsibility that company governance procedures encourage are closely related to financial performance. Independent analysts state that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without an election insulates directors from immediate challenge

I believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated.

The need for greater accountability is highlighted in reports which show a pattern of poor performance and high executive pay:

1) Raytheon is trying to turn its business around after years of financial and management setbacks – the commercial-aircraft unit is still a problem.
Wall Street Journal Nov. 9, 2001

2) Our CEO Mr. Burnham received $5 million in stock in 2000 plus options for 629,000 shares.

3) Our management presented a 2001 stock option plan for shareholder approval that results in a total potential stock dilution of 22% vs. 13% for S&P 500 companies.

4) Raytheon ranks dead last in asset utilization.
Aviation Week May 21, 2001

5) The 40% stock price drop is a shareholder loss of over $4 billion.
Value Line June 30, 2000

6) Raytheon has the dubious distinction of posting some of the lowest key scores in *Aviation Week*'s Competitive Index.
Aviation Week May 31, 1999

7) Raytheon CEO Daniel Burnham gets $20 million in stock.
Wall Street Journal March 31, 1999

Keep open the opportunity for profitable offers for our stock

Three-years between election for each director, added to Raytheon's poison pill, combine to create an oversight void that can allow management resistance to profitable offers for our stock.

Unfounded objection by our management

I believe our management is unfounded in claiming that annual election of each director could leave us without experienced directors. In the unlikely event that all directors are replaced, this would express dissatisfaction with the incumbents and reflect the need for change.

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that our management conducted new research or consulted independent experts who support this topic. In 2001 this proposal topic again succeeded in overcoming the challenge of our management. Management hired a $269-million law firm to exclude shareholders from even voting again on this topic after it won consecutive annual shareholder support of 56% and 66%.

In the interest of shareholder value vote yes:

Elect Each Director Annually

YES ON 3

Text above the first line and below the second line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

Text in parenthesis "( )" intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

G

In response to the company letter
November 28, 2001

4 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

ADOPT TOPIC THAT WON 66% OF THE YES-NO VOTE

Raytheon shareholders request our company not adopt or maintain any poison pill designed to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a majority shareholder vote. This includes, but is not limited to the poison pill that was adopted by the company in 1997.

The 66% yes-no ratio in 2001 exceeded the 62% yes-no ratio for this topic in 2000. Both votes are particularly significant since there was no vote-yes campaign or vote-yes solicitation of shareholders.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Additional Support for this Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

- Raytheon is 60%-owned by institutional investors.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000. A number of these 26 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Incomplete response by our management

Our management's response to this proposal topic in 2001 did not disclose that Georgeson may not have completely independent views on this topic. Georgeson receives more revenue from corporate clients than from shareholder clients.

Post-it® Fax Note 7671	Date 11-29-01 / # of pages ▶ 2
To Jane Freedman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # [illegible]

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that management assigned independent research, consulted an independent proxy analysis firm, or consulted institutional investors who support this proposal topic. In 2001 this topic again succeeded in overcoming the out-of-proportion resistance of our management.

Management hired a $269-million firm to try to completely block shareholders from voting again on this topic. We believe that our management should be better informed on this topic and not rely on an outside firm whose job is to block a shareholder vote.

In reviewing the management response to this proposal please note that shareholders, who submit 2002 proposals, will not have an opportunity to address any deficiencies in management's 2002 response until 2003.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

Text above the first line and below the second is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

(4)

4 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This rule 14a-8 proposal is submitted to Raytheon Company (RTN) Chairman Daniel Burnham and Raytheon directors by Dr. Allen Wolff, 1553 S. Carpenter Road, Brunswick, OH 44212.

Resolved:

INDEPENDENT DIRECTORS

Raytheon shareholders request a sustained policy be implemented that the board (and/or management, if applicable) nominate only independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 63% of Raytheon stock.

The key board committees are:

- Audit
- Nominating
- Compensation

This includes the request that any change on this proposal topic be put to shareholder vote – as a separate proposal.

Supports sustained independent oversight

This proposal is significant because it is believed that under current rules, non-independent directors as determined by the above definition, could be nominated to key board committees at almost any time in the future. I believe that the long-term independent oversight of our management is key to addressing a sustained Raytheon recovery in each business division.

The management of our company is a public trust with so many employees, pensioners, institutional investors and our national defense depending on it. I believe that the duty of our senior executives to loyalty and prudence will be safeguarded by improved independent oversight from the 3 key board committees.

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The text of the PG&E proposal, with further information on potential conflicts for non-independent directors, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:
http://asp.thecorporatelibrary.net/proposals/2000/FullText.asp?Company_ID=12826&Resolution_ID=207&Proxy_Season=2000

This proposal is consistent with the growing focus on independent directors formally cited by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

To recover and maintain shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 7

In response to the company request
Broker verification included
November 25, 2001

(I)

---

3 – Elect Each Director Annually

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 56% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings

William Steiner, 4 Radcliff Drive, Great Neck, NY 11024 submits this proposal.

Raytheon shareholders recommend that our board implement the necessary rules to Elect Each Director Annually as an established policy. (Unexpired terms of directors not affected.)

Level of director responsibility is closely related to financial performance

We believe the level of responsibility that company governance procedures encourage are closely related to financial performance. Independent analysts state that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without an election insulates directors from immediate challenge

I believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated.

The need for greater accountability is highlighted in reports which show a pattern of poor performance and high executive pay:

1) Raytheon is trying to turn its business around after years of financial and management setbacks – the commercial-aircraft unit is still a problem.
   Wall Street Journal Nov. 9, 2001

2) Our CEO Mr. Burnham received $5 million in stock in 2000 plus options for 629,000 shares.

3) Our management presented a 2001 stock option plan for shareholder approval that results in a total potential stock dilution of 22% vs. 13% for S&P 500 companies.

4) Raytheon ranks dead last in asset utilization.
   Aviation Week May 21, 2001

5) The 40% stock price drop is a shareholder loss of over $4 billion.
   Value Line June 30, 2000

6) Raytheon has the dubious distinction of posting some of the lowest key scores in *Aviation Week's* Competitive Index.
   Aviation Week May 31, 1999

7) Raytheon CEO Daniel Burnham gets $20 million in stock.
Wall Street Journal March 31, 1999

Keep open the opportunity for profitable offers for our stock
Three-years between election for each director, added to Raytheon's poison pill, combine to create an oversight void that can allow management resistance to profitable offers for our stock.

Unfounded objection by our management
I believe our management is unfounded in claiming that annual election of each director could leave us without experienced directors. In the unlikely event that all directors are replaced, this would express dissatisfaction with the incumbents and reflect the need for change.

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that our management conducted new research or consulted independent experts who support this topic. In 2001 this proposal topic again succeeded in overcoming the challenge of our management. Management hired a $269-million law firm to exclude shareholders from even voting again on this topic after it won consecutive annual shareholder support of 56% and 66%.

In the interest of shareholder value vote yes:
Elect Each Director Annually
YES ON 3

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated January 3, 2002

The proposal requests that Raytheon not adopt or maintain any poison pill without prior shareholder approval.

We are unable to concur with your view that Raytheon can exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the paragraph that begins "The 66% yes-no ratio in 2001 ..." and ends "... solicitation of shareholders" or delete the paragraph and the heading "Adopt Topic that Won 66% of the Yes-No Vote";
- revise the phrase that begins "Pills adversely affect ..." and ends "... and Robert Monks" so that it includes the accurate quote from and page reference to the referenced source;
- revise the reference to "www.cii.org/ciicentral/policies.htm" to provide an accurate citation to a specific source;
- delete "& www.cii.org";
- delete the sentence that begins "Raytheon is ..." and ends "... by institutional investors";
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- specifically identify the institutional investors that the proponent refers to in the paragraph following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investor support" and "institutional investors" in the heading and that paragraph;

- delete the paragraph that begins "Our management's response to this proposal topic in 2001 ..." and ends "... shareholder clients"; and
- delete the paragraph that begins "Management hired a $269-million firm ..." and ends "... a shareholder vote."

Accordingly, unless the proponents provide Raytheon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor